UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 15, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

OncoGenex Technologies, Inc.

File No. 333-139293 - CF#22828

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OncoGenex Technologies, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on December 13, 2006.

Based on representations by OncoGenex Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.4	through December 8, 2011
Exhibit 10.5	through December 8, 2011
Exhibit 10.6	through December 8, 2011
Exhibit 10.10	through July 2, 2018
Exhibit 10.11	through November 10, 2018
Exhibit 10.12	through November 10, 2018
Exhibit 10.13	through November 10, 2018
Exhibit 10.14	through November 10, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel